FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act Of 1934

For the date of October 1, 2003

Commission File Number 0-50131

IFCO SYSTEMS N.V.

(Translation of registrant’s name into English)

Koningslaan 34

1075 AD Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release

The press release dated October 1, 2003, by the registrant, announcing that Apax Partners has informed the registrant that investment funds advised by Apax Partners have made a modified conditional private purchase offer to the registrant’s major shareholders with respect to their shareholdings in the registrant, is attached to this report as Appendix A.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IFCO SYSTEMS N.V. (Registrant)

Date: October 2, 2003	By:	/s/ MICHAEL W. NIMTSCH

Michael W. Nimtsch Senior Executive Vice President and Chief Financial Officer

3

APPENDIX A

Nr. of pages: 1

Press Release

FOR IMMEDIATE RELEASE

Date: 01.10.2003

Frankfurt: IFE1

Modified conditional Private Purchase Offer made to Major Shareholders

Amsterdam, October 1st, 2003—IFCO Systems N.V. („IFCO Systems”) announces that it has been informed by APAX Partners that investment funds advised by APAX Partners, acting through Island International Investment Limited Partnership, have made a modified conditional private purchase offer to IFCO Systems’ major shareholders with respect to their shareholdings in IFCO Systems on October 1st, 2003. IFCO Systems has been further informed that such APAX funds are advised by Deutsche Bank AG in their Conditional Offer. According to APAX Partners, the full details of the Conditional Offer have been made available to the major shareholders of IFCO Systems.